SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PLURES TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

133765107
(CUSIP Number)

Ruskin Moscou Faltischek, P.C.
1425 RXR Plaza
East Tower, 15th Floor
Uniondale, NY 11556
Attn: Stuart M. Sieger, Esq.
(516) 663-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 133765107

1	NAMES OF REPORTING PERSONS Cedarview Opportunities Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 722,876(1)(2)
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 722,876 (1)(2)
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 722,876 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.4%
14	TYPE OF REPORTING PERSON (See Instructions) IV
(1) On October 15, 2012, Cedarview purchased a $250,000 convertible note convertible into 83,333 shares of Common Stock and a warrant to purchase 83,333 shares of Common Stock, each at $0.01 per share.

(2) On December 1, 2012, Cedarview purchased a $83,333 convertible note convertible into 27,777 shares of Common Stock and a warrant to purchase 27,777 shares of Common Stock, each at $0.01 per share.

Item 1.	Security and Issuer.

This Schedule 13D filed by Cedarview Opportunities Master Fund LP (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”) of Plures Technologies, Inc., a Delaware corporation (the “Issuer”) with its principal executive offices located at 980 Enchanted Way, Suite 201 A/B, Simi Valley, California.

Item 2.	Identity and Background.

(a)	This Statement is being filed by Cedarview Opportunities Master Fund LP (“Cedarview”).

(b)	The principal business address of Cedarview is One Penn Plaza, 45th Floor, New York, New York 10119.

(c)	Cedarview is a privately owned hedge fund sponsor that provides services to pooled investment vehicles and corporations in the fixed income markets of the United States.

(d)-(e)	Not Applicable.

(f)	The place of organization of Cedarview is Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

On or about August 11, 2011, the Issuer effectuated a reverse stock split using a reverse split ratio of one (1) share for every four hundred (400) shares of Common Stock so that approximately 5,715,260 shares of Common Stock would be outstanding following the reverse stock split, including conversion of the Series A Preferred Stock into Common Stock.  As a result of the reverse stock split, Cedarview owned 500,656 shares of Common Stock.

On November 16, 2012, the Issuer entered into a series of agreements dated as of October 15, 2012 to raise capital.  The authorized amount of the secured convertible promissory notes is up to $2,500,000.  The term of the loans is 54 months and the interest rate is 2% per annum.  Principal and interest on the notes are payable at maturity.  The notes are convertible into common stock of the Issuer initially at a rate determined by dividing the principal amount of the notes and all accrued but unpaid interest by $3.00.  Each note is accompanied by a warrant to purchase a number of shares of common stock of the Issuer, equal to the number of shares into which such note is convertible, at a price of $.01 per share.  Both the note and the warrant are adjustable for stock splits, stock dividends, stock combinations and reclassifications.

As of October 15, 2012, Cedarview purchased a $250,000 convertible note convertible into 83,333 shares of Common Stock and a warrant to purchase 83,333 shares of Common Stock, each at $0.01 per share.  As of December 1, 2012, Cedarview purchased an $83,333 convertible note convertible into 27,777 shares of Common Stock and a warrant to purchase 27,777 shares of Common Stock, each at $0.01 per share.

Item 4.	Purpose of the Transaction.

Cedarview does not have any plans or proposal as of the date hereof which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	Cedarview beneficially owns 722,876 shares of Common Stock of the Company, or approximately 14.4% of the issued and outstanding shares of the Common Stock of the Company.

(b)
Cedarview:

    (i)    has the sole power to vote or to direct the vote of 722,876 shares of the Company’s Common Stock;

    (ii)   has shared power to vote or to direct the vote of zero (0) shares of the Company’s Common Stock;

    (iii)  has the sole power to dispose or to direct the disposition of 722,876 shares of the Company’s Common Stock;

    (iv)  has shares power to dispose or to direct the disposition of zero (0) shares of the Company’s Common Stock.

(c)	The information provided in response to Item 3 is incorporated herein by reference.

(d)	Not Applicable.

(e)	Not Applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided in response to Item 3 and Item 4 above is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

:

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CEDARVIEW OPPORTUNITIES MASTER FUND LP /s/ Burton Weinstein
By: Burton Weinstein

Date: December 28, 2012